Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months

ended 31 March 2018

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three and nine months ended 31 March 2018 and 2017	12
Interim consolidated statement of comprehensive income for the three and nine months ended 31 March 2018 and 2017	13
Interim consolidated balance sheet as of 31 March 2018, 30 June 2017 and 31 March 2017	14
Interim consolidated statement of changes in equity for the nine months ended 31 March 2018, the three months ended 30 June 2017 and the nine months ended 31 March 2017	16
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2018 and 2017	17
Notes to the interim consolidated financial statements	18

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2017, as filed with the Securities and Exchange Commission on 13 October 2017 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 140-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon, and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 March 2018 as compared to the three months ended 31 March 2017

	Three months ended 31 March (in £ millions)		% Change
	2018	2017	2018 over 2017
Revenue	137.5	127.2	8.1%
Commercial revenue	66.7	66.5	0.3%
Broadcasting revenue	39.7	31.4	26.4%
Matchday revenue	31.1	29.3	6.1%
Total operating expenses	(136.4)	(129.8)	5.1%
Employee benefit expenses	(75.1)	(66.5)	12.9%
Other operating expenses	(26.3)	(30.7)	(14.3)%
Depreciation	(2.6)	(2.5)	4.0%
Amortization	(32.4)	(30.1)	7.6%
Loss on disposal of intangible assets	(3.4)	(1.5)	126.7%
Net finance income/(costs)	1.0	(3.3)	—
Tax credit	1.4	3.6	(61.1)%

Revenue

Consolidated revenue for the three months ended 31 March 2018 was £137.5 million, an increase of £10.3 million, or 8.1%, over the three months ended 31 March 2017, as a result of an increase in revenue in our commercial, broadcasting and matchday sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2018 was £66.7 million, an increase of £0.2 million, or 0.3%, over the three months ended 31 March 2017.

•   Sponsorship revenue for the three months ended 31 March 2018 was £41.7 million, a decrease of £0.1 million, or 0.2%, over the three months ended 31 March 2017;

•   Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2018 was £25.0 million, an increase of £0.3 million, or 1.2%, over the three months ended 31 March 2017.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2018 was £39.7 million, an increase of £8.3 million, or 26.4%, over the three months ended 31 March 2017, primarily due to playing one additional PL home game and two additional PL games being broadcast live.

Matchday revenue

Matchday revenue for the three months ended 31 March 2018 was £31.1 million, an increase of £1.8 million, or 6.1%, over the three months ended 31 March 2017, primarily due to playing an additional PL home game, partially offset by playing fewer domestic cup games.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization, and exceptional items) for the three months ended 31 March 2018 were £136.4 million, an increase of £6.6 million, or 5.1%, over the three months ended 31 March 2017.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2018 were £75.1 million, an increase of £8.6 million, or 12.9%, over the three months ended 31 March 2017, primarily due to player salary uplifts related to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the three months ended 31 March 2018 were £26.3 million, a decrease of £4.4 million, or 14.3%, over the three months ended 31 March 2017, reflecting lower home domestic cup gate share costs, reduced travel costs and a reduction in foreign exchange losses.

Depreciation

Depreciation for the three months ended 31 March 2018 was £2.6 million, an increase of £0.1 million, or 4.0%, over the three months ended 31 March 2017.

Amortization

Amortization, primarily of registrations, for the three months ended 31 March 2018 was £32.4 million, an increase of £2.3 million, or 7.6%, over the three months ended 31 March 2017. The unamortized balance of registrations as of 31 March 2018 was £321.3 million.

Loss on disposal of intangible assets

Loss on disposal of intangible assets for the three months ended 31 March 2018 was £3.4 million, compared to £1.5 million for the three months ended 31 March 2017.

Net finance income/(costs)

Net finance income for the three months ended 31 March 2018 was £1.0 million, compared to net finance costs of £3.3 million for the three months ended 31 March 2017, primarily due to unrealized foreign exchange gains on unhedged USD borrowings.

Tax credit

The tax credit for the three months ended 31 March 2018 was £1.4 million, compared to £3.6 million for the three months ended 31 March 2017.

Nine months ended 31 March 2018 as compared to the nine months ended 31 March 2017

	Nine months ended 31 March (in £ millions)		% Change
	2018	2017	2018 over 2017
Revenue	442.4	405.3	9.2%
Commercial revenue	212.6	207.6	2.4%
Broadcasting revenue	139.4	113.0	23.4%
Matchday revenue	90.4	84.7	6.7%
Total operating expenses	(415.7)	(373.2)	11.4%
Employee benefit expenses	(214.6)	(192.4)	11.5%
Other operating expenses	(87.3)	(82.7)	5.6%
Depreciation	(8.0)	(7.8)	2.6%
Amortization	(105.8)	(95.1)	11.3%
Exceptional items	—	4.8	—
Profit on disposal of intangible assets	14.9	7.6	96.1%
Net finance costs	(4.1)	(21.2)	(80.7)%
Tax expense	(58.5)	(3.6)	1,525.0%

Revenue

Consolidated revenue for the nine months ended 31 March 2018 was £442.4 million, an increase of £37.1 million, or 9.2%, over the nine months ended 31 March 2017, as a result of an increase in revenue in our commercial, broadcasting and matchday sectors, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2018 was £212.6 million, an increase of £5.0 million, or 2.4%, over the nine months ended 31 March 2017.

•   Sponsorship revenue for the nine months ended 31 March 2018 was £134.3 million, an increase of £4.9 million, or 3.8%, over the nine months ended 31 March 2017, primarily due to playing a greater number of Tour matches;

•   Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2018 was £78.3 million, an increase of £0.1 million, or 0.1%, over the nine months ended 31 March 2017.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2018 was £139.4 million, an increase of £26.4 million, or 23.4%, over the nine months ended 31 March 2017, primarily due to participation in the UEFA Champions League and the UEFA Super Cup final, playing two additional PL home games and three additional PL games broadcast live.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2018 was £90.4 million, an increase of £5.7 million, or 6.7%, over the nine months ended 31 March 2017 primarily due to playing two additional PL home games, partially offset by the impact of playing two fewer domestic cup home games.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation, and exceptional items) for the nine months ended 31 March 2018 were £415.7 million, an increase of £42.5 million, or 11.4%, over the nine months ended 31 March 2017.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2018 were £214.6 million, an increase of £22.2 million, or 11.5%, over the nine months ended 31 March 2017, primarily due to player salary uplifts due to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2018 were £87.3 million, an increase of £4.6 million, or 5.6%, over the nine months ended 31 March 2017, primarily due to playing a greater number of Tour matches.

Depreciation

Depreciation for the nine months ended 31 March 2018 was £8.0 million, an increase of £0.2 million, or 2.6%, over the nine months ended 31 March 2017.

Amortization

Amortization, primarily of registrations, for the nine months ended 31 March 2018 was £105.8 million, an increase of £10.7 million, or 11.3%, over the nine months ended 31 March 2017. The unamortized balance of registrations as of 31 March 2018 was £321.3 million.

Exceptional items

Exceptional items for the nine months ended 31 March 2018 were £nil. Exceptional credit for the nine months ended 31 March 2017 was £4.8 million, relating to a reversal of a registrations impairment charge for a player considered to be re-established as a member of the first team squad.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the nine months ended 31 March 2018 was £14.9 million, compared with a profit of £7.6 million for the nine months ended 31 March 2017. The profit on disposal of intangible assets for the nine months ended 31 March 2018 primarily relates to the disposal of Januzaj (Real Sociedad) and sell on fees relating to former players.

Net finance costs

Net finance costs for the nine months ended 31 March 2018 were £4.1 million, a decrease of £17.1 million, or 80.7%, over the nine months ended 31 March 2017, due to unrealized foreign exchange gains on unhedged USD borrowings.

Tax

The tax expense for the nine months ended 31 March 2018 was £58.5 million, compared to an expense of £3.6 million for the nine months ended 31 March 2017. The current year charge includes a non-cash, tax accounting write-off of £48.8 million following the substantive enactment of US tax reform on 22 December 2017. The non-cash write-off is primarily due to the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated re-measurement of the existing US deferred tax position in the period to 31 December 2017.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 31 March 2018, we had no borrowings under our revolving facility.

We also maintain a mixture of long-term debt and capacity under our revolving facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December and January.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facility to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2018 and 2017:

	Nine months ended 31 March (in £ millions)
	2018	2017
Cash flows from operating activities
Cash generated from operations	17.3	71.2
Net interest paid	(16.2)	(17.3)
Tax paid	(6.4)	(4.0)
Net cash (used in)/generated from operating activities	(5.3)	49.9
Cash flows from investing activities
Payments for property, plant and equipment	(9.6)	(6.3)
Proceeds from sale of property, plant and equipment	0.1	—
Payments for investment property	—	(0.7)
Payments for intangible assets	(136.0)	(170.3)
Proceeds from sale of intangible assets	40.6	50.6
Net cash used in investing activities	(104.9)	(126.7)
Cash flows from financing activities
Repayment of borrowings	(0.3)	(0.3)
Dividends paid	(10.9)	(11.8)
Net cash used in financing activities	(11.2)	(12.1)
Net decrease in cash and cash equivalents (1)	(121.4)	(88.9)

(1) Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash (used in)/generated from operating activities

Net cash (used in)/generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the nine months ended 31 March 2018 produced a cash inflow of £17.3 million, a decrease of £53.9 million from a cash inflow of £71.2 million for the nine months ended 31 March 2017.

Additional changes in net cash (used in)/generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We have entered into an interest rate swap which has the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Our revolving facility is also subject to variable rates of interest. Net cash used in operating activities for the nine months ended 31 March 2018 was £5.3 million, compared to net cash generated from operating activities of £49.9 million for the nine months ended 31 March 2017.

Net cash used in investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and the Aon Training Complex.

Net cash used in investing activities for the nine months ended 31 March 2018 was £104.9 million, a decrease of £21.8 million from £126.7 million for the nine months ended 31 March 2017.

For the nine months ended 31 March 2018, net capital expenditure on property, plant and equipment and investment property was £9.5 million, an increase of £2.5 million from £7.0 million for the nine months ended 31 March 2017.

For the nine months ended 31 March 2018, net capital expenditure on intangible assets was £95.4 million, a decrease of £24.3 million from £119.7 million for the nine months ended 31 March 2017.

Net cash used in financing activities

Net cash used in financing activities for the nine months ended 31 March 2018 was £11.2 million, a decrease of £0.9 million from £12.1 million for the nine months ended 31 March 2017.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan facility

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. as lender. As of 31 March 2018 the sterling equivalent of £158.1 million (net of unamortized issue costs of £2.3 million) was outstanding. The outstanding principal amount was $225.0 million. We have the option to repay the secured term loan facility at any time. The remaining balance of the secured term loan facility is repayable on 26 June 2025.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities. These entities are wholly owned subsidiaries.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 31 March 2018.

Senior secured notes

Our wholly-owned finance subsidiary, MU Finance plc, issued $425 million in aggregate principal amount of 3.79% senior secured notes due 2027. As of 31 March 2018 the sterling equivalent of £299.0 million (net of unamortized issue costs of £3.9 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities and MU Finance plc. These entities are wholly owned subsidiaries.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 31 March 2018.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Revolving facility

Our revolving facilities agreement allows MU Finance plc (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 31 March 2018, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facility agreement.

Our initial revolving facility is scheduled to expire on 26 June 2021 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 31 March 2018, £3.8 million was outstanding under the Alderley facility, £0.2 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.6 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 March 2018 is £60.9 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 March 2018, we believe receipt of £0.1 million to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2018, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 March 2018:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements

Long-term debt obligations(2)	21,448	35,144	35,144	525,617	617,353	460,867
Operating lease obligations(3)	1,789	2,908	162	3,887	8,746	—
Purchase obligations(4)	206,610	72,884	5,799	—	285,293	273,225
Total	229,847	110,936	41,105	529,504	911,392	734,092

(1)             Total contractual cash flows reflect contractual non-derivative financial obligations including interest, operating lease payments, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 31 March 2018, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. As of 31 March 2018, we had £3.8 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £60.9 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 28.3 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2018 included elsewhere in this interim report, as of 31 March 2018, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Revenue	6	137,469	127,197	442,411	405,268
Operating expenses	7	(136,411)	(129,799)	(415,699)	(373,197)
(Loss)/profit on disposal of intangible assets	9	(3,446)	(1,521)	14,846	7,599
Operating (loss)/profit		(2,388)	(4,123)	41,558	39,670
Finance costs		(5,935)	(6,334)	(18,293)	(21,605)
Finance income		7,027	3,056	14,239	424
Net finance income/(costs)	10	1,092	(3,278)	(4,054)	(21,181)
(Loss)/profit before tax		(1,296)	(7,401)	37,504	18,489
Tax credit/(expense)	11	1,404	3,632	(58,535)	(3,564)
Profit/(loss) for the period		108	(3,769)	(21,031)	14,925

Earnings/(loss) per share during the period:
Basic earnings/(loss) per share (pence)	12	0.07	(2.30)	(12.81)	9.10
Diluted earnings/(loss) per share (pence)(1)	12	0.07	(2.30)	(12.81)	9.08

(1) For the nine months ended 31 March 2018 and the three months ended 31 March 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce their loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Profit/(loss) for the period	108	(3,769)	(21,031)	14,925
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss:
Cash flow hedges (note 30.2)	14,592	8,061	32,752	(7,705)
Tax (expense)/credit relating to cash flow hedges (note 30.2)	(3,065)	(2,821)	(13,710)	2,697
Other comprehensive income/(loss) for the period, net of tax	11,527	5,240	19,042	(5,008)
Total comprehensive income/(loss) for the period	11,635	1,471	(1,989)	9,917

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	As of 31 March 2018 £’000	As of 30 June 2017 £’000	As of 31 March 2017 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	245,186	244,738	244,137
Investment property	15	13,869	13,966	14,017
Intangible assets	16	752,016	717,544	707,578
Derivative financial instruments	18	3,404	1,666	2,127
Trade and other receivables	19	5,618	15,399	14,983
Tax receivable		1,033	—	—
Deferred tax asset	25	80,409	142,107	144,329
		1,101,535	1,135,420	1,127,171
Current assets
Inventories	17	1,398	1,637	1,348
Derivative financial instruments	18	2,799	3,218	3,977
Trade and other receivables	19	90,567	103,732	86,290
Tax receivable		258	—	375
Cash and cash equivalents	20	161,717	290,267	152,653
		256,739	398,854	244,643
Total assets		1,358,274	1,534,274	1,371,814

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

	Note	As of 31 March 2018 £’000	As of 30 June 2017 £’000	As of 31 March 2017 £’000
EQUITY AND LIABILITIES
Equity
Share capital	21	53	53	52
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		(12,682)	(31,724)	(37,997)
Retained earnings		161,296	191,436	177,904
		466,519	477,617	457,811
Non-current liabilities
Derivative financial instruments	18	—	655	1,398
Trade and other payables	22	74,998	83,587	63,744
Borrowings	23	457,011	497,630	516,286
Deferred revenue	24	32,208	39,648	34,142
Deferred tax liabilities	25	33,891	20,828	12,092
		598,108	642,348	627,662
Current liabilities
Derivative financial instruments	18	—	1,253	2,418
Tax liabilities		2,166	9,772	5,296
Trade and other payables	22	208,840	190,315	176,427
Borrowings	23	5,960	5,724	2,700
Deferred revenue	24	76,681	207,245	99,500
		293,647	414,309	286,341
Total equity and liabilities		1,358,274	1,534,274	1,371,814

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2016	52	68,822	249,030	(32,989)	173,367	458,282
Profit for the period	—	—	—	—	14,925	14,925
Cash flow hedges	—	—	—	(7,705)	—	(7,705)
Tax credit relating to cash flow hedges	—	—	—	2,697	—	2,697
Total comprehensive (loss)/income for the period	—	—	—	(5,008)	14,925	9,917
Equity-settled share-based payments	—	—	—	—	1,436	1,436
Dividends paid	—	—	—	—	(11,824)	(11,824)
Balance at 31 March 2017	52	68,822	249,030	(37,997)	177,904	457,811
Profit for the period	—	—	—	—	24,252	24,252
Cash flow hedges	—	—	—	9,651	—	9,651
Tax expense relating to cash flow hedges	—	—	—	(3,378)	—	(3,378)
Total comprehensive income for the period	—	—	—	6,273	24,252	30,525
Equity-settled share-based payments	—	—	—	—	751	751
Dividends paid	—	—	—	—	(11,471)	(11,471)
Proceeds from shares issued	1	—	—	—	—	1
Balance at 30 June 2017	53	68,822	249,030	(31,724)	191,436	477,617
Loss for the period	—	—	—		(21,031)	(21,031)
Cash flow hedges	—	—	—	32,752	—	32,752
Tax charge relating to cash flow hedges	—	—	—	(13,710)	—	(13,710)
Total comprehensive income/(loss) for the period	—	—	—	19,042	(21,031)	(1,989)
Equity-settled share-based payments	—	—	—	—	1,820	1,820
Dividends paid	—	—	—	—	(10,929)	(10,929)
Balance at 31 March 2018	53	68,822	249,030	(12,682)	161,296	466,519

Details of movements on the hedging reserve are provided in note 30.2.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Cash flows from operating activities
Cash generated from operations	26	28,743	48,070	17,254	71,220
Interest paid		(7,210)	(8,116)	(16,849)	(17,763)
Interest received		266	113	654	424
Tax paid		(620)	(290)	(6,388)	(3,953)
Net cash generated from/(used in) operating activities		21,179	39,777	(5,329)	49,928
Cash flows from investing activities
Payments for property, plant and equipment		(998)	(2,644)	(9,585)	(6,352)
Proceeds from sale of property, plant and equipment		—	—	75	—
Payments for investment property		—	—	—	(659)
Payments for intangible assets(1)		(6,812)	(4,871)	(135,933)	(170,282)
Proceeds from sale of intangible assets(1)		8,203	11,537	40,645	50,605
Net cash generated from/(used in) investing activities		393	4,022	(104,798)	(126,688)
Cash flows from financing activities
Repayment of borrowings		(106)	(101)	(312)	(295)
Dividends paid		(10,929)	(11,824)	(10,929)	(11,824)
Net cash used in financing activities		(11,035)	(11,925)	(11,241)	(12,119)
Net increase/(decrease) in cash and cash equivalents		10,537	31,874	(121,368)	(88,879)
Cash and cash equivalents at beginning of period		155,312	122,704	290,267	229,194
Effect of exchange rate changes on cash and cash equivalents		(4,132)	(1,925)	(7,182)	12,338
Cash and cash equivalents at end of period	20	161,717	152,653	161,717	152,653

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 16. Payables in relation to the acquisition of registrations at the balance sheet date are provided in note 22. Receivables in relation to the disposal of registrations at the balance sheet date are provided in note 19.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements - unaudited

1                                 General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 18 May 2018.

2                                 Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2017, as filed with the Securities and Exchange Commission on 13 October 2017, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3                                 Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2017, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards adopted by the Group

No new or amended IFRS standards or interpretations, effective for the first time for the financial year beginning on 1 July 2017, have had a material impact on the interim consolidated financial statements of the Group.

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the recognition, measurement and disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                  IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. The impact of IFRS 9 is currently being assessed, however, management does not expect the new standard to have a significant effect on the classification and measurement of the Group’s financial assets and financial liabilities and it would appear that the Group’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of adoption of the new standard. The Group expects to adopt IFRS 9 from 1 July 2018.

•                  IFRS 15, “Revenue from contracts with customers”, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows from an entity’s contracts with customers. The impact of IFRS 15 is currently being assessed by management. Implementation of IFRS 15 requires a thorough review of existing contractual arrangements. At present, the Group anticipates there may be some changes in the recognition of revenue although the amounts involved are not expected to be significant. The Group expects to adopt IFRS 15 from 1 July 2018.

•                  IFRS 16, “Leases” addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. As at the reporting date, the Group has non-cancellable operating lease commitments, however, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. The Group expects to adopt IFRS 16 from 1 July 2019.

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

4                                 Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition — minimum guarantee, impairment of goodwill and non-current assets, intangible assets - registrations contingent consideration estimates, tax, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2017, with the exception of changes in estimates that are required in determining the provision for income taxes.

From time to time, the Group is involved in discussions in relation to ongoing tax matters with the relevant tax authorities. Current discussions are ongoing and where appropriate, the Directors make provisions based on their assessment of each case.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5                                 Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Minimum guaranteed revenue under the agreement with adidas is subject to certain adjustments. Management’s current best estimate is that the full minimum guarantee amount will be received, as management do not expect two consecutive seasons of non-participation in the Champions League. Retail revenue is recognized at the point of sale while license revenue is recognized in the period in which the goods and services are provided.

Broadcasting rights revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the Premier League comprise a fixed element (which is recognized evenly as domestic home league matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (based on finishing position in the league, which are primarily recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in UEFA competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only when the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organiser for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6                                 Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Commercial	66,673	66,460	212,583	207,602
Broadcasting	39,674	31,443	139,384	113,015
Matchday	31,122	29,294	90,444	84,651
	137,469	127,197	442,411	405,268

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                 Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Employee benefit expenses	(75,101)	(66,467)	(214,662)	(192,294)
Depreciation - property, plant and equipment (note 14)	(2,590)	(2,426)	(7,854)	(7,632)
Depreciation - investment property (note 15)	(32)	(32)	(97)	(89)
Amortization (note 16)	(32,400)	(30,138)	(105,789)	(95,159)
Other operating expenses	(26,288)	(30,736)	(87,297)	(82,776)
Exceptional items (note 8)	—	—	—	4,753
	(136,411)	(129,799)	(415,699)	(373,197)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

8                                 Exceptional items

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Reversal of impairment — registrations (note 16)	—	—	—	4,753
	—	—	—	4,753

A registrations impairment charge amounting to £6,693,000 was originally made in the three months ended 30 June 2016 in respect of a player who was no longer considered to be a member of the first team playing squad. This impairment was reversed during the three months ended 31 December 2016 as the player was re-established as a member of the first team playing squad. The reversal was calculated to increase the carrying value of the player’s registration to the value that would have been recognized had the original impairment not occurred (that is after taking account of normal amortization that would have been charged had no impairment occurred).

9                               (Loss)/profit on disposal of intangible assets

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
(Loss)/profit on disposal of registrations	(4,170)	(1,850)	13,127	7,050
Player loan fee income	724	329	1,719	549
	(3,446)	(1,521)	14,846	7,599

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10                          Net finance costs

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Interest payable on bank loans and overdrafts	(263)	(303)	(964)	(867)
Interest payable on secured term loan facility and senior secured notes	(3,923)	(4,474)	(12,942)	(14,204)
Amortization of issue costs on secured term loan facility and senior secured notes	(153)	(149)	(464)	(450)
Foreign exchange losses on unhedged US dollar borrowings	—	—	—	(4,151)
Unwinding of discount relating to registrations	(1,057)	(763)	(2,539)	(1,589)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(539)	(645)	(1,384)	(344)
Total finance costs	(5,935)	(6,334)	(18,293)	(21,605)
Foreign exchange gains on unhedged US dollar borrowings	6,761	2,943	13,585	—
Interest receivable on short-term bank deposits	266	113	654	424
Total finance income	7,027	3,056	14,239	424
Net finance income/(costs)	1,092	(3,278)	(4,054)	(21,181)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11                          Tax credit/(expense)

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Current tax
Current tax on result for the period	(39)	(456)	(605)	(18,600)
Double taxation relief	—	282	—	718
Foreign tax	(113)	(282)	(369)	(743)
Adjustment in respect of previous years	1,333	474	2,461	(1,061)
Total current tax credit/(expense)	1,181	18	1,487	(19,686)
Deferred tax
Origination and reversal of temporary differences	2,087	3,938	(9,481)	14,937
Adjustment in respect of previous years	(1,864)	(324)	(1,709)	1,211
Impact of change in US federal corporate income tax rate	—	—	(48,832)	—
Impact of change in UK corporation tax rate	—	—	—	(26)
Total deferred tax credit/(expense)	223	3,614	(60,022)	16,122
Total tax credit/(expense)	1,404	3,632	(58,535)	(3,564)

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2018 is 30.3% (30 June 2017: 35.8%). The current year deferred tax expense includes a non-cash, tax accounting write-off of £48.8 million following the substantive enactment of US tax reform on 22 December 2017. The non-cash write-off is primarily due to the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated re-measurement of the existing US deferred tax position in the period to 31 December 2017. The total tax expense for the nine months includes a credit of £1.7m (31 March 2017: credit of £2.9m) treated as discrete items.

In addition to the amounts recognized in the income statement, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Current tax	—	200	—	17,678
Deferred tax (note 25)	(3,065)	(3,021)	(13,710)	(14,981)
Total tax (expense)/credit recognized in other comprehensive income	(3,065)	(2,821)	(13,710)	2,697

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12                          Earnings/(loss) per share

(a)                         Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period.

	Three months ended 31 March		Nine months ended 31 March
	2018	2017	2018	2017
Profit/(loss) for the period (£’000)	108	(3,769)	(21,031)	14,925
Class A ordinary shares (thousands)	40,195	40,025	40,195	40,025
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic earnings/(loss) per share (pence)	0.07	(2.30)	(12.81)	9.10

(b)                         Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	Three months ended 31 March		Nine months ended 31 March
	2018	2017	2018	2017
Profit/(loss) for the period (£’000)	108	(3,769)	(21,031)	14,925
Class A ordinary shares (thousands)	40,195	40,025	40,195	40,025
Adjustment for assumed conversion into Class A ordinary shares (thousands)	396	423	396	423
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Diluted earnings/(loss) per share (pence)(1)	0.07	(2.30)	(12.81)	9.08

(1) For the nine months ended 31 March 2018 and the three months ended 31 March 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce their loss per share, and hence have been excluded.

13                          Dividends

Dividends paid in the nine months ended 31 March 2018 amounted to $14,778,000 ($0.09 per share), the pounds sterling equivalent of which was £10,929,000. Dividends paid in the nine months ended 31 March 2017 amounted to $14,762,000 ($0.09 per share), the pounds sterling equivalent of which was £11,824,000.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

14                          Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2017
Cost	269,372	34,475	50,236	354,083
Accumulated depreciation	(46,744)	(31,090)	(31,511)	(109,345)
Net book amount	222,628	3,385	18,725	244,738
Nine months ended 31 March 2018
Opening net book amount	222,628	3,385	18,725	244,738
Additions	—	1,747	6,578	8,325
Disposals	(5)	—	(18)	(23)
Depreciation charge	(2,466)	(1,371)	(4,017)	(7,854)
Closing net book amount	220,157	3,761	21,268	245,186
At 31 March 2018
Cost	269,367	36,222	56,299	361,888
Accumulated depreciation	(49,210)	(32,461)	(35,031)	(116,702)
Net book amount	220,157	3,761	21,268	245,186

At 1 July 2016
Cost	269,369	36,728	43,809	349,906
Accumulated depreciation	(43,443)	(32,487)	(28,262)	(104,192)
Net book amount	225,926	4,241	15,547	245,714
Nine months ended 31 March 2017
Opening net book amount	225,926	4,241	15,547	245,714
Additions	7	1,170	4,921	6,098
Disposals	—	(6)	(37)	(43)
Depreciation charge	(2,476)	(1,910)	(3,246)	(7,632)
Closing net book amount	223,457	3,495	17,185	244,137
At 31 March 2017
Cost	269,376	37,277	48,585	355,238
Accumulated depreciation	(45,919)	(33,782)	(31,400)	(111,101)
Net book amount	223,457	3,495	17,185	244,137

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15                          Investment property

Total £’000
At 1 July 2017
Cost	19,769
Accumulated depreciation and impairment	(5,803)
Net book amount	13,966
Nine months ended 31 March 2018
Opening net book amount	13,966
Depreciation charge	(97)
Closing net book amount	13,869
At 31 March 2018
Cost	19,769
Accumulated depreciation and impairment	(5,900)
Net book amount	13,869

At 1 July 2016
Cost	19,128
Accumulated depreciation and impairment	(5,681)
Net book amount	13,447
Nine months ended 31 March 2017
Opening net book amount	13,447
Additions	659
Depreciation charge	(89)
Closing net book amount	14,017
At 31 March 2017
Cost	19,787
Accumulated depreciation and impairment	(5,770)
Net book amount	14,017

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2017 which supported the carrying value of investment property as of that date and consequently there were no changes to the net book amount. Management has considered the carrying amount of investment property as of 31 March 2018 and concluded that, as there are no indicators of impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 30.3).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16      Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2017
Cost	421,453	645,433	6,619	1,073,505
Accumulated amortization	—	(354,913)	(1,048)	(355,961)
Net book amount	421,453	290,520	5,571	717,544
Nine months ended 31 March 2018
Opening net book amount	421,453	290,520	5,571	717,544
Additions	—	162,873	4,590	167,463
Disposals	—	(27,202)	—	(27,202)
Amortization charge	—	(104,887)	(902)	(105,789)
Closing book amount	421,453	321,304	9,259	752,016
At 31 March 2018
Cost	421,453	726,883	11,209	1,159,545
Accumulated amortization	—	(405,579)	(1,950)	(407,529)
Net book amount	421,453	321,304	9,259	752,016

At 1 July 2016
Cost	421,453	511,893	2,766	936,112
Accumulated amortization	—	(270,169)	(309)	(270,478)
Net book amount	421,453	241,724	2,457	665,634
Nine months ended 31 March 2017
Opening net book amount	421,453	241,724	2,457	665,634
Additions	—	166,200	3,503	169,703
Disposals	—	(37,353)	—	(37,353)
Amortization charge	—	(94,668)	(491)	(95,159)
Reversal of impairment (note 8)	—	4,753	—	4,753
Closing net book amount	421,453	280,656	5,469	707,578
At 31 March 2017
Cost	421,453	609,327	6,269	1,037,049
Accumulated amortization	—	(328,671)	(800)	(329,471)
Net book amount	421,453	280,656	5,469	707,578

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16                          Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2017: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 7.8% (2017: 8.6%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•             increase the discount rate by 1% (post-tax);

•             more prudent assumptions around qualification for European competitions.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 March 2018 was £1,391,000 and £nil respectively (2017: £926,000 and £nil respectively).

17                          Inventories

	31 March 2018 £’000	30 June 2017 £’000	31 March 2017 £’000
Finished goods	1,398	1,637	1,348

The cost of inventories recognized as an expense and included in operating expenses for the period amounted to £6,952,000 (30 June 2017: £8,598,000; 31 March 2017: £6,784,000).

Reversal/write-down of inventories to net realizable value for the period amounted to a reversal of £4,000 (30 June 2017: reversal of £173,000; 31 March 2017: reversal of £177,000). These were recognized as a credit during the period and included in operating expenses.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18         Derivative financial instruments

	31 March 2018		30 June 2017		31 March 2017
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives used for hedging:
Interest rate swaps	3,335	—	—	(655)	—	(54)
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	330	—	1,714	—	4,905	—
Forward foreign exchange contracts	2,538	—	3,170	(1,253)	1,199	(3,762)
	6,203	—	4,884	(1,908)	6,104	(3,816)
Less non-current portion:
Derivatives used for hedging:
Interest rate swaps	3,335	—	—	(655)	—	(54)
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	—	—	855	—	2,070	—
Forward foreign exchange contracts	69	—	811	—	57	(1,344)
Non-current derivative financial instruments	3,404	—	1,666	(655)	2,127	(1,398)
Current derivative financial instruments	2,799	—	3,218	(1,253)	3,977	(2,418)

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

19         Trade and other receivables

	31 March 2018 £’000	30 June 2017 £’000	31 March 2017 £’000
Trade receivables	71,529	90,719	80,645
Less: provision for impairment of trade receivables	(11,856)	(14,113)	(10,783)
Net trade receivables	59,673	76,606	69,862
Other receivables	125	270	645
Accrued revenue	24,621	28,755	17,472
	84,419	105,631	87,979
Prepayments	11,766	13,500	13,294
	96,185	119,131	101,273
Less: non-current portion
Trade receivables	5,618	15,399	14,983
Non-current trade and other receivables	5,618	15,399	14,983
Current trade and other receivables	90,567	103,732	86,290

Net trade receivables include transfer fees receivable from other football clubs of £31,359,000 (30 June 2017: £46,343,000; 31 March 2017: £43,132,000) of which £5,618,000 (30 June 2017: £15,399,000; 31 March 2017: £14,983,000) is receivable after more than one year. Net trade receivables also include £18,726,000 (30 June 2017: £26,241,000; 31 March 2017: £17,555,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

The fair value of net trade receivables as at 31 March 2018 was £60,178,000 (30 June 2017: £77,351,000; 31 March 2017: £70,701,000) before discounting of cash flows. The fair value of other receivables is not materially different to their carrying value.

20         Cash and cash equivalents

	31 March 2018 £’000	30 June 2017 £’000	31 March 2017 £’000
Cash at bank and in hand	161,717	290,267	152,653

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2016 and 31 March 2017	164,025	52
Employee share-based compensation awards — issue of shares	170	1
At 30 June 2017 and 31 March 2018	164,195	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 March 2018, the Company’s issued share capital comprised 40,194,754 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22         Trade and other payables

	31 March 2018 £’000	30 June 2017 £’000	31 March 2017 £’000
Trade payables	200,023	191,359	164,380
Other payables	4,430	3,258	2,880
Accrued expenses	68,772	61,162	59,953
	273,225	255,779	227,213
Social security and other taxes	10,613	18,123	12,958
	283,838	273,902	240,171
Less: non-current portion:
Trade payables	74,600	82,866	62,916
Other payables	398	721	828
Non-current trade and other payables	74,998	83,587	63,744
Current trade and other payables	208,840	190,315	176,427

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £194,924,000 (30 June 2017: £179,133,000; 31 March 2017: £159,174,000) of which £74,600,000 (30 June 2017: £82,866,000; 31 March 2017: £62,916,000) is due after more than one year. Of the amount due after more than one year, £41,117,000 (30 June 2017: £76,821,000; 31 March 2017: £50,811,000) is expected to be paid between 1 and 2 years, and the balance of £33,483,000 (30 June 2017: £6,045,000; 31 March 2017: £12,105,000) is expected to be paid between 2 and 5 years.

The fair value of trade payables as at 31 March 2018 was £204,510,000 (30 June 2017: £194,052,000; 31 March 2017: £165,219,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying value.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23         Borrowings

	31 March 2018 £’000	30 June 2017 £’000	31 March 2017 £’000
Senior secured notes due 2027	298,954	323,113	335,257
Secured term loan facility due 2025	158,057	170,767	177,173
Secured bank loan due 2018	3,856	4,169	4,269
Accrued interest on senior secured notes	2,104	5,305	2,287
	462,971	503,354	518,986
Less: non-current portion:
Senior secured notes due 2027	298,954	323,113	335,257
Secured term loan facility due 2025	158,057	170,767	177,173
Secured bank loan due 2018	—	3,750	3,856
Non-current borrowings	457,011	497,630	516,286
Current borrowings	5,960	5,724	2,700

The senior secured notes of £298,954,000 (30 June 2017: £323,113,000; 31 March 2017: £335,257,000) is stated net of unamortized issue costs amounting to £3,861,000 (30 June 2017: £4,112,000; 31 March 2017: £4,200,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2017: $425,000,000; 31 March 2017: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities and MU Finance plc. These entities are wholly owned subsidiaries.

The secured term loan facility of £158,057,000 (30 June 2017: £170,767,000; 31 March 2017: £177,173,000) is stated net of unamortized issue costs amounting to £2,257,000 (30 June 2017: £2,470,000; 31 March 2017: £2,540,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2017: $225,000,000; 31 March 2017: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 June 2025, although the Group has the option to repay the secured term loan facility at any time.

The secured term loan facility was provided to MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of those entities. These entities are wholly owned subsidiaries.

The secured bank loan of £3,856,000 (30 June 2017: £4,169,000; 31 March 2017: £4,269,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LIBOR + 1% per annum. £212,000 (30 June 2017: £525,000; 31 March 2017: £625,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £3,644,000 (30 June 2017: £3,644,000; 31 March 2017: £3,644,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23         Borrowings (continued)

The Group also has undrawn committed borrowing facilities of £125,000,000 (30 June 2017: £125,000,000; 31 March 2017: £125,000,000). The Group also has (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2018 or 2017.

As of 31 March 2018, the Group was in compliance with all covenants in relation to borrowings.

24         Deferred revenue

	31 March 2018 £’000	30 June 2017 £’000	31 March 2017 £’000
Total	108,889	246,893	133,642
Less: non-current portion	32,208	39,648	34,142
Current deferred revenue	76,681	207,245	99,500

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

25         Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 March 2018 £’000	30 June 2017 £’000	31 March 2017 £’000
US deferred tax assets	(80,409)	(142,107)	(144,329)
UK deferred tax liabilities	33,891	20,828	12,092
Net deferred tax asset	(46,518)	(121,279)	(132,237)

The movements in the net deferred tax asset are as follows:

	31 March 2018 £’000	30 June 2017 £’000	31 March 2017 £’000
At the beginning of the period	(121,279)	(131,096)	(131,096)
Expensed/(credited) to the income statement	60,022	(7,115)	(16,122)
Expensed/(credited) to other comprehensive income	13,710	16,932	14,981
Reclassification to tax receivable	1,029	—	—
At the end of the period	(46,518)	(121,279)	(132,237)

The current year reclassification to tax receivable relates to Alternative Minimum Tax payable which prior to the US tax reform was expected to be offset against future US tax liabilities. Following US tax reform (substantively enacted on 22 December 2017) this is now expected to be repaid to the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26                        Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
(Loss)/profit before tax	(1,296)	(7,401)	37,504	18,489
Depreciation	2,622	2,458	7,951	7,721
Amortization	32,400	30,138	105,789	95,159
Reversal of impairment	—	—	—	(4,753)
Loss/(profit) on disposal of intangible assets	3,446	1,521	(14,846)	(7,599)
Net finance (income)/costs	(1,092)	3,278	4,054	21,181
Profit on disposal of property, plant and equipment	—	—	(75)	—
Equity-settled share-based payments	617	498	1,820	1,436
Foreign exchange losses on operating activities	200	1,526	1,200	2,404
Reclassified from hedging reserve	3,772	1,161	11,480	2,407
Changes in working capital:
Inventories	520	(255)	239	(422)
Trade and other receivables	15,431	51,887	7,268	33,270
Trade and other payables and deferred revenue	(27,877)	(36,741)	(145,130)	(98,073)
Cash generated from operations	28,743	48,070	17,254	71,220

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

27                          Contingencies

At 31 March 2018, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 28.3.

28                          Commitments

28.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The Group leases out its investment properties.

28.2                Capital commitments

At 31 March 2018, the Group had capital commitments relating to property, plant and equipment amounting to £2.8 million (30 June 2017: £6.8 million; 31 March 2017: £2.9 million) and to other intangible assets amounting to £nil (30 June 2017: £nil; 31 March 2017: £nil).

28.3                Contingent fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £60,944,000 (30 June 2017: £44,633,000; 31 March 2017: £36,243,000).

At 31 March 2018 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	42,186	7,452	49,638
International appearances	11,259	47	11,306
	53,445	7,499	60,944

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 March 2018, the amount of such receipt considered to be probable was £0.1 million (30 June 2017: £0.8 million; 31 March 2017: £2.5 million).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29                        Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2014 where the total deficit on the ongoing valuation basis was £21.8 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £437,000 per annum and, based on the actuarial valuation assumptions, will be sufficient to pay off the deficit by 28 February 2020.  As of 31 March 2018, the present value of the Group’s outstanding contributions (i.e. its future liability) is £828,000. This amounts to £430,000 (30 June 2017: £425,000; 31 March 2017: £424,000) due within one year and £398,000 (30 June 2017: £721,000; 31 March 2017: £828,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management

30.1                Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2017, as filed with the Securities and Exchange Commission on 13 October 2017, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2                Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between April 2018 to June 2023. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the income statement immediately (within net finance income/(costs)). The table below details the net borrowings being hedged at the balance sheet date:

	31 March 2018 $’000	30 June 2017 $’000	31 March 2017 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(89,100)	(125,300)	(21,100)
Net USD debt	560,900	524,700	628,900
Hedged future USD revenues	(297,749)	(299,533)	(415,284)
Unhedged USD borrowings	263,151	225,167	213,616
Closing USD exchange rate ($: £)	1.4035	1.2988	1.2520

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management (continued)

30.2                Hedging activities (continued)

The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	31 March 2018	30 June 2017	31 March 2017
Principal value of loan outstanding ($’000)	225,000	225,000	225,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 March 2018 the fair value of the above interest rate swaps was an asset of £3,335,000 (30 June 2017: liability of £655,000; 31 March 2017: liability of £54,000).

The Group seeks to hedge the majority of the currency risk on revenue arising as a result of participation in UEFA competitions, either by using contracted future foreign currency expenses or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management (continued)

30.2                Hedging activities (continued)

Details of movements on the hedging reserve are as follows:

	Future US dollar revenues £’000	Interest rate swap £’000	Other £’000	Total, before tax £’000	Tax £’000	Total, after tax £’000
Balance at 1 July 2016	(41,043)	(9,710)	—	(50,753)	17,764	(32,989)
Foreign exchange differences on hedged currency risks	(20,333)	—	529	(19,804)	6,931	(12,873)
Reclassified to income statement	2,757	—	(350)	2,407	(842)	1,565
Fair value movement	—	9,656	36	9,692	(3,392)	6,300
Movement recognized in other comprehensive income	(17,576)	9,656	215	(7,705)	2,697	(5,008)
Balance at 31 March 2017	(58,619)	(54)	215	(58,458)	20,461	(37,997)
Foreign exchange differences on hedged currency risks	8,335	—	(405)	7,930	(2,775)	5,155
Reclassified to income statement	2,283	—	75	2,358	(826)	1,532
Fair value movement	—	(601)	(36)	(637)	223	(414)
Movement recognized in other comprehensive income	10,618	(601)	(366)	9,651	(3,378)	6,273
Balance at 30 June 2017	(48,001)	(655)	(151)	(48,807)	17,083	(31,724)
Foreign exchange differences on hedged currency risks	17,256	—	26	17,282	(7,679)	9,603
Reclassified to income statement	11,306	—	174	11,480	(5,101)	6,379
Fair value movement	—	3,990	—	3,990	(930)	3,060
Movement recognized in other comprehensive income	28,562	3,990	200	32,752	(13,710)	19,042
Balance at 31 March 2018	(19,439)	3,335	49	(16,055)	3,373	(12,682)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management (continued)

30.3                Fair value estimation

The following table presents the financial instruments carried at fair value. The different levels used in measuring fair value have been defined as follows:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 March 2018 £’000	30 June 2017 £’000	31 March 2017 £’000
Assets
Derivatives used for hedging (note 18):
Interest rate swaps	3,335	—	—
Derivatives at fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	330	1,714	4,905
Forward foreign exchange contracts	2,538	3,170	1,199
Liabilities
Derivatives used for hedging (note 18):
Interest rate swaps	—	(655)	(54)
Derivatives at fair value through profit or loss (note 18):
Forward foreign exchange contracts	—	(1,253)	(3,762)
	6,203	2,976	2,288

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorized as Level 2. All of the financial instruments detailed above are categorized as Level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31                          Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.51% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.10% of the voting power of our outstanding capital stock.

32                          Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2018:

Subsidiaries	Principal activity	Description of share classes owned
Red Football Finance Limited*	Finance company	100% Ordinary
Red Football Holdings Limited*	Holding company	100% Ordinary
Red Football Shareholder Limited	Holding company	100% Ordinary
Red Football Joint Venture Limited	Holding company	100% Ordinary
Red Football Limited	Holding company	100% Ordinary
Red Football Junior Limited	Holding company	100% Ordinary
Manchester United Limited	Holding company	100% Ordinary
Alderley Urban Investments Limited	Property investment	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Dormant company	100% Ordinary
Manchester United Football Club Limited	Professional football club	100% Ordinary
Manchester United Interactive Limited	Dormant company	100% Ordinary
MU 099 Limited	Dormant company	100% Ordinary
MU Commercial Holdings Limited	Holding company	100% Ordinary
MU Commercial Holdings Junior Limited	Holding company	100% Ordinary
MU Finance plc	Debt-holding company	100% Ordinary
MU RAML Limited	Retail and licensing company	100% Ordinary
MUTV Limited	Media company	100% Ordinary

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland.

33                        Events after the reporting date

33.1              Dividends

Our board of directors have announced that a semi-annual cash dividend of $0.09 per share will be paid to shareholders on 5 June 2018.